UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Jones, Jerry C.
   1 Information Way
   Little Rock, AR  72202

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/02

5. If Amendment, Date of Original (Month/Year)
   05/13/02

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Company Legal Leader

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock, $.10 Par Value                  04/09/01    J        33.8146 (1)   A  $17.7438     4,677.3938     D  Direct
Common Stock, $.10 Par Value                                                                     425.3940       I  by Managed
                                                                                                                   Account 1

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $11.1400        10/02/01       J         23,975.0000                       (3)          10/02/16
(right to buy) (2)
Non-Qualified Stock Option     $11.5000        04/02/01       J         1,942.0000                        (4)          04/02/16
(right to buy) (2)
Non-Qualified Stock Option     $13.3250        04/11/01       J         6,686.0000                        (5)          04/11/16
(right to buy) (2)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option     10/02/01  Common Stock, $.10 Par Value   23,975.0000               23,975.0000   D   Direct
(right to buy) (2)
Non-Qualified Stock Option     04/02/01  Common Stock, $.10 Par Value   1,942.0000                1,942.0000    D   Direct
(right to buy) (2)
Non-Qualified Stock Option     04/11/01  Common Stock, $.10 Par Value   6,686.0000                6,686.0000    D   Direct
(right to buy) (2)

Explanation of Responses:

(1)
These shares were acquired through participation in the Company's 16b-3 qualified Employee Stock Purchase Plan.
(2)
This option has a tandem tax withholding right.
(3)
25% of this option vested on the date of grant.  25% will vest on 7/2/02.  The remaining 50% vests incrementally over a 6-year period.  Date of grant is 10/2/01.
(4)
This option became fully vested on 4/1/02.  Date of grant is 4/2/01.
(5)
This option became fully vested on 4/1/02.  Date of grant is 4/11/01.

SIGNATURE OF REPORTING PERSON

/S/ By: Catherine L. Hughes
       ----------------------------------
    For: Attorney-in-Fact for Jerry C. Jones

DATE:  9/9/02